EXHIBIT TWO




PRESS RELEASE                 SOURCE: MAGNUM D'OR RESOURCES, INC.

MAGNUM d'OR RESOURCES, INC. ANNOUNCES THE APPOINTMENT OF ROBERT CURRIE TO MAGNUM'S BOARD OF DIRECTORS


July 16, 2003                                     OTCBB: MAGR

Mr. Reno Calabrigo, the President of Magnum D'Or Resources, Inc. ("Magnum" or "the Company") is pleased to announce the appointment of Mr. Robert Currie to the Board of Directors of the Company.

As noted by Mr. Calabrigo, "The appointment of Mr. Currie is consistent with Magnum's commitment to continue building the fundamentals of the Company through strong management and a Board of Directors that will give investors an opportunity to speculate in a "grass roots" scenario in an under explored area where large ore bodies are currently being discovered. I am confident that Mr. Currie will bring his proven work ethics and leadership capabilities to our Board of Directors. I look forward to working with Mr. Currie as the newest member of Magnum's team. "

Robert Currie has been active in the public markets for over 20 years as both a director and a private investor. Mr. Currie served as a Board member of both Beaver Resources and Goldrush Casino and Mining, and was instrumental in the success of both companies. For 15 years, Mr. Currie ran a successful private corporation in logging road construction. When asked about his appointment to Magnum's Board, Mr. Currie commented "Magnum's property is located in a very exciting area and the possibility of finding something large is born out of Ivanhoe's successful discovery."

Magnum is a junior resource exploration and development company seeking precious and base metal resource deposits. Recently, Magnum acquired an option to purchase a 100% interest in a property in Mongolia (comprising 55,000 hectares), which shows potential for gold and copper. The property named the Shandi Property is in an excellent geological region and borders the famous Ivanhoe Mines as well as International Uranium Corp. The Shandi Property lies within the Undershil Deep Fault, known to be the most popular fault in Mongolia for significant gold discoveries.

Magnum d'Or Resources, Inc. anticipates the release of further announcements in the coming days.

Disclaimer: Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Potential factors could cause actual results to differ materially from those expressed or implied by such statements. Information on the potential factors that could affect the Company's actual results of operations is included in its filings with the Securities and Exchange Commission. These risks may be further discussed in periodic reports and registration statements to be filed by the Company from time to time with the Securities and Exchange Commission in the future.

For further information please contact:  Reno J. Calabrigo, President
Telephone: (416) 200-1958, Email: info@magnumexploration.com